  Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

October 3, 2013

VIA EDGAR

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dinamo Corp. (the “Company”) Amendment No. 3 to Registration Statement on Form S-1 Filed October 3, 2013 File No. 333-189550

Dear Ms. Long:

We respectfully hereby submit the information in this letter, on behalf of our client, Dinamo Corp., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 3, 2013.  Amendment No. 3 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on or about October 3, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Form S-1.

Financial Statements, page 34

Note 4 – Loan from Director, page F-8

1. We note your response to prior comment nine, from our letter dated September 23, 2013. However, your disclosure still states that the balance due to the director was $2,700 as of April 30, 2013, although your balance sheet indicates that the loan from director was $500 as of April 30, 2013. Please revise your registration statement as appropriate.

Company response:  The Company has revised page F-8 to “$2,700” to “$500”.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo